August 7, 2009

Mail Stop 4720

Lowell M. Fisher, Jr.
Chairman and Chief Executive Officer
Certified Diabetic Services, Inc.
Airport Woods Commerce Center
10061 Amberwood Road
Fort Myers, Florida 33913

**Re: Certified Diabetic Services, Inc.
          Registration Statement on Form 10-12G/A, filed July 27, 2009
          File No. 000-53628**

Dear Mr. Fisher:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A

General

1. We note that you have filed a request for confidential treatment of certain agreements filed as exhibits. We will issue comments on your confidential treatment request under separate cover.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

2. Please revise your disclosure to eliminate reference to a hypothetical change in the allowance account. Include a reasonably likely sensitivity analysis to the effect on your net income or pre-tax profit and discuss why you believe the sensitivity analysis is reasonably likely.

3. Please refer to our comment three. We do not see a provision for contractual allowances relating to prior year in your roll-forward on page 20. As previously requested, please disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current year. If the changes in estimates of prior period contractual adjustments recorded during the current year are immaterial, please revise your disclosure to explicitly state that fact in the filing.

Liquidity and Capital Resources for the years ended December 31, 2008 and 2007, page 28

Cash Flows from Operating Activities:, page 28

4. Please elaborate on your explanation of material changes in financial statement line items, such as accounts receivable and accounts payable. Provide quantitative disclosures about the source of such changes.

Item 13. Financial Statements and Supplementary Data, page F-1

Note 7- Redeemable Preferred Stock, page F-25

5. With respect to your response to our prior comment number seven, we have the following comments:

   a. You indicate that the convertible preferred shares are convertible into a fixed number of common shares. Your disclosure on page F-25 appears to indicate that the conversion price could potentially be lowered, if the shares are sold at a lower price. This would appear to indicate that the number of shares that could be required to be delivered is indeterminate. Please revise your analysis of the conversion rights and adjustments to elaborate on what consideration you gave to paragraphs 20 – 25 of EITF 00-19 in determining that the interaction of this facet of the conversion feature as evidence that the preferred is akin to an equity instrument.

b.   Similar to the above, the potential to have an indeterminate number of shares would also impact your ability to have a sufficient number of authorized shares. Please revise your consideration of the redemption feature to include an analysis of this feature.

c.   We note that the Series C and D Preferred shares are contingently redeemable if "a significant merger or change in control that results in our current shareholders possessing less than 66% of the combined voting common stock" occurs. Please clarify whether that would be met if more than 66% of the voting power of the company is acquired or transferred. Further, please revise your analysis to fully explain why it is not probable that the security will become redeemable through mergers and consolidations, and how you derived your probability analysis.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202)

551-3675 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph A. Probasco, Esq.
       Bush Ross, P.A.
       1801 N. Highland Avenue
       Tampa, Florida 33602